UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:		Date examination completed:

	811-07567						September 30, 2004


2.   State identification Number:

     AL             AK             AZ             AR             CA        CO
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     CT             DE             DC             FL             GA        HI
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     ID             IL             IN             IA             KS        KY
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     LA             ME             MD             MA  None       MI        MN
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     MS             MO             MT             NE             NV        NH
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     NJ             NM             NY             NC             ND        OH
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     OK             OR             PA             RI             SC        SD
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     TN             TX             UT             VT             VA        WA
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     WV             WI             WY             PUERTO RICO
     ---------------------------------------------------------------------------
     Other (specify):


3.   Exact name of investment company as specified in registration statement:

	State Street Navigator Securities Lending Trust

4. Address of principal executive office (number, street, city, state, Zip code):
	One Lincoln Street, Boston, MA 02111









Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of State Street Navigator Securities Lending Prime Portfolio (the Fund), a series of State Street Navigator Securities Lending Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections
(b) and (c) of Rule 17f2 as of September 30, 2004, and from June 30, 2004 through September 30, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f2 of the Investment Company Act of 1940 as of September 30, 2004 and from June 30, 2004 through September 30, 2004, with respect to securities reflected in the investment account of the Company.


Navigator Securities Lending Trust


By:



Edward J. OBrien/signed

Executive Vice President Division Head




Date




By:



Karen Furlong/signed

Vice President Compliance




Date










Report of Independent Registered Public Accounting Firm

To the Trustees of State Street
Navigator Securities Lending Trust

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about State Street Navigator Securities Lending Prime Portfolios theFunds compliance with the requirements of subsections b and c of Rule 17f-2 under the Investment Company
Act of 1940 the Act as of September 30, 2004. Management is responsible for the Companys compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Companys compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board United States and, accordingly, included examining, on a test basis, evidence about the Companys compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004, and with respect to agreement of security purchases and sales, for the period from June 30, 2004 the date of our last examination, through September 30, 2004.

* For securities which were held by the Fund at September 30, 2004, we read the reconciliations of the State Street Bank and Trust Company Custodian investment positions to the positions held for the Custodians account at the Depository Trust Company and the Federal Reserve Bank observing no unresolved differences.

* We confirmed all domestic and foreign time deposit and funding agreement positions at September 30, 2004 with counterparty brokers and banks

* We agreed the Custodians Eurodollar certificates of deposit positions in aggregate at September 30, 2004 including the Funds positions to the position held in omnibus book entry form by the Funds subcustodian, Bank One, NA London Branch

* We reconciled all securities to the books and records of the Fund and the Custodian

* We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Companys compliance with specified requirements.

In our opinion, managements assertion that State Street Navigator Securities Lending Prime Portfolio was in compliance with the requirements of subsections b and c of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP/signed
January 31, 2005
Boston, MA

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